

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 7, 2010

Aaron Jagfeld
Chief Executive Officer
Generac Holdings Inc.
S45 W29290 Hwy. 59
Waukesha, Wisconsin 53187

> **Re:** **Generac Holdings Inc.**
> **Registration Statement on Form S-1**
> **Amended on December 17, 2009**
> **File No. 333-162590**

Dear Mr. Jagfeld:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus summary, page 1

1. We note your response to prior comment 3; however, it is unclear how the supplemental response you have provided, which lacks qualitative or quantitative information, is supportive of your market share disclosure. Accordingly, we reissue prior comment 3.

2. We note your response to prior comment 4. It remains unclear how the information you provided supports your disclosure that you are one of the lowest-

cost producers in the industry. If the basis of your statements is limited to the information provided to us, please relocate the disclosure to a section of your document where you can provide sufficient additional disclosure for investors to evaluate your claims.

Risk factors, page 15

3.   Please include a separate risk factor that explains your inability to evaluate the effect of price increases as mentioned in your response to prior comment 24.

Dilution, page 36

4.   We note your response to prior comment 16 and the supplemental information provided showing the pro forma impact of both the conversion of your Series A convertible preferred stock and Class B convertible voting common stock and the sale of your common equity in the offering. Based on the information provided, it appears that there is an impact on net tangible book value per share of the Corporate Reorganization, since the Series A convertible preferred stock and Class B convertible voting common stock are not included in equity as of September 30, 2009. Therefore, it does not appear that you are disclosing the amount of the increase in the net tangible book value per share attributable to cash payments made by the purchasers of the shares being offered. Refer to Item 506 of Regulation S-K. Please revise as necessary.

5.   Please refer to prior comment 18. Please also disclose that the number of shares is subject to adjustment, as well as referring to the additional information in MD&A. Tell us about your consideration of providing a range of pro forma results since the amounts are subject to change.

Corporate reorganization, page 45

6.   Regarding your disclosure in response to prior comments 20-22:

•   Please state clearly the purpose that the disclosed formulae are intended to achieve.

•   Please tell us (1) the amount that the number of shares to be issued upon conversion will increase on each day and (2) how you intend to ensure that the numbers you use to fill in the blanks in your document are sufficient for investors to evaluate the potential impact of the conversion.

Covenant compliance, page 63

7.   We note your response to prior comment 25. Please update your disclosure regarding Generac Power Systems' current leverage ratio, as appropriate. Please also apply this comment to the risk factor that appears at the bottom of page 26.

History, page 84

8.   From your response to prior comment 28, it is unclear whether Briggs & Stratton or other entities have the right to use the Generac name, have used that name, or are continuing to use that name. Also, if another entity can or does use your name, please provide us your analysis of the materiality of the related risk with a view toward disclosure in your document.

Our products, page 84

9.   While we note your revised disclosure in response to prior comment 29, it appears from your disclosure elsewhere in your prospectus that you have not addressed separately each class of similar products or services. For example, we note from your disclosure under "Our company" on page 1 that you design and manufacture "automatic, stationary standby and portable generators," which appear to represent classes of product that differ from the disclosure you have provided at the bottom of page 84. Therefore, we reissue prior comment 29.

Role of the compensation committee, page 98

10.   Please expand your revised disclosure in response to prior comment 31 to clarify, if true, that the compensation committee does not know the identities of the individual companies that are included in the databases to which you refer in this section.

11.   Pleas specify how the committee defines "comparable" and "reasonable." Clarify whether the compensation paid satisfies this definition of "reasonable."

Executive compensation, page 103

12.   Please update your disclosure regarding executive compensation for the fiscal year ended December 31, 2009.

Summary compensation table, page 103

13.   We note your response to prior comment 34; however, it is unclear why the compensation you have disclosed as "All other compensation" is not properly reportable in column (e) of the table required by Regulation S-K Item 402(c) with

appropriate explanatory footnote disclosure. Note that the introduction to Item 402(c)(2)(ix), which you cite in your response for excluding the information from column (e), states that it applies only to compensation that you "could not properly report in any other column." Please advise or revise.

Vesting of restricted shares under the 2006 Equity Incentive Plan, page 108

14.   Please tell us why you have not included tabular disclosure pursuant to Regulation S-K Item 402(f), given exhibit 10.42.

Certain relationships and related-person transactions, page 110

15.   We note the last sentence of your response to prior comment 38; however, if you did not disclose information that was required to be included in previous versions of your filing, calculating the period that the disclosure must cover based on the date of a subsequent amendment does not provide a basis for failing to correct an omission in a prior version of your filing. Please revise accordingly, including specific information regarding each related person's involvement in the November 2006 transaction mentioned on page 113.

Preemptive rights, page 112

16.   We note your reference to deletions in response to prior comment 40. If the transactions involving related persons satisfied obligations under a preemptive rights or other agreement to which you were a party, it is unclear why you believe the deletions are appropriate and how you believe you have described the transactions fully as required by Rule 408. Please advise or revise.

Description of capital stock, page 117

17.   Your disclosure may not be qualified by reference to statutes. Please revise accordingly.

Corporate opportunities, page 120

18.   With a view toward clarified disclosure, please tell us why the deemed notice and consent mentioned in the last sentence is required. Please tell us how you will comply with applicable proxy rules regarding the consent.

Item 15. Recent sales of unregistered securities, page II-3

19.   Please disclose the substance of your response to prior comment 49 in this section.

Item 16. Exhibits and financial statement schedules, page II-4

20.   We are unable to agree with your response to prior comment 50. Please file as exhibits the acquisition and reorganization agreements mentioned in your registration statement, including the agreement by which you acquired Generac Power Systems in 2006.

21.   We note your response to prior comment 51; however, it appears that you have omitted Schedule 4.5 from exhibit 10.5.1 and Exhibits A-D from exhibit 10.42. Please advise, or re-file as appropriate.

22.   Please tell us where you have filed as an exhibit the annual performance bonus plan that is mentioned on page 101.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lynn Dicker at (202) 551-3616 or Kaitlin Tillan, Assistant Chief Accountant, if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile):   Matthew D. Bloch, Esq. – Weil, Gotshal & Manges LLP